

October 15, 2010

Mr. David Reichman
Chairman of the Board, Chief Executive Officer and
Chief Financial Officer
Tree Top Industries, Inc.
511 Sixth Avenue, Suite 800
New York, NY 10011

      Re: Tree Top Industries, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed April 15, 2010
             File No. 000-10210

Dear Mr. Reichman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief